04010231

Grupo Dataflux, S.A. de C.V.

SUPPL

Date: February 18th, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

RECEIVED
MAR - 1 2004
158

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

dlw 3/3

Dataflux

CNCI UNIVERSITY ANOUNCES THE DESINCORPORATION OF DATALUX S.A.DE C.V.

Monterrey, Mexico, February 18, 2004 — The CNCI University, previously Grupo Dataflux, S.A. de C.V., (BMV: Dataflx B) the Mexican Education company with the largest geographical reach, reported today that it received approval from its Board of Directors for the sale of Dataflux, S.A. de C.V. to a non-related party at a base value of Ps$126 million pesos.

The sale agreement was celebrated on December 2003, nevertheless the transaction was bound to the approval of the CNCI University Board of Directors.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
The CNCI University, S.A. de C.V. (BMV: Dataflx B) is the Mexican Education company with the largest geographical. Additionally, it holds a 50% investment in Todito.com S.A. de CV.; a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers.

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Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091